Filed by Valor Communications Group, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Valor Communications Group, Inc.
Subject Company’s Commission File No: 1-32422
Alltel-VALOR Wireline Merger — Dec. 9, 2005
Employee Q&A
What’s the timeframe for the transaction to be completed?
The transaction is expected to close by mid-2006.
Is there a possibility that the merger would not occur due to regulatory or other issues? If the transaction were to not occur, what would happen to VALOR?
Any transaction that requires approvals from multiple parties has risks. We do, however, expect to obtain all the necessary approvals and that the transaction will close in mid-2006. If the transaction does not close, VALOR would continue as it has, as one of the largest independent RLECs in the U.S.
What executive management changes will occur as a result of the transaction?
The management team will be drawn from Alltel’s and VALOR’s executive staffs to create an experienced management team with a proven track record of delivering financial results and a deep commitment to providing quality communications services to customers.
Who will be managing/operating NewCo (NewCo) on a day-to-day basis?
Jeff Gardner, currently Executive Vice President and CFO for Alltel, will become Chief Executive Officer of NewCo. Management teams drawn from Alltel’s and VALOR’s executive staffs will join NewCo. For example: Grant Raney and Cindy Nash will be joining the leadership team in senior operational roles; and, Jack Mueller will serve in a consulting role at NewCo for a period subsequent to the merger.

How many employees does VALOR have?
VALOR has about 1,300 employees with approximately 830 represented by the Communications Workers of America.
What states will NewCo operate in?
NewCo will span 16 states: Alabama, Arkansas, Florida, Georgia, Kentucky, Mississippi, Missouri, Nebraska, New Mexico, New York, North Carolina, Ohio, Oklahoma, Pennsylvania, South Carolina and Texas.
Who will own NewCo and what will it be named?
Alltel shareholders will own 85 percent of NewCo and VALOR shareholders will own the remaining 15 percent. NewCo will be working on a branding strategy, which should be completed by the time the transaction is completed.
Will NewCo be based in Little Rock, Ark.?
NewCo will be a publicly traded company with headquarters in the Central Arkansas area. NewCo will initially be housed in facilities currently owned by Alltel and will seek a permanent location in the Central Arkansas area.
What is Alltel’s reputation with legislators and regulators?
While we can’t speak for Alltel’s reputation with state legislators and regulators, we do know the company is highly regarded on Wall Street. Alltel is a well respected company, often described as metric driven, customer focused and action oriented.
Will VALOR’s corporate headquarters in Irving, Texas, or any field offices close?
No decision has been made at this time regarding the future use of the Irving location or field offices.
Will VALOR’s three call centers close? [The call centers are located in Texarkana, Texas, Carlsbad and Española, New Mexico]
No decision has been made at this time.
How many VALOR employees will join NewCo?
In early 2006, NewCo will begin evaluating staffing needs and a joint company transition process will be developed. A steering committee with employee representatives from both companies will also provide guidance. We commit to ensuring that any workforce changes are conducted with dignity, respect and ample notification to ease personal transitions.

Will positions be eliminated at VALOR as a result of the transaction? When will positions be eliminated?
In early 2006, NewCo will begin evaluating staffing needs and a joint company transition process will be developed. A steering committee with employee representatives from both companies will also provide guidance. We commit to ensuring that any workforce changes are conducted with dignity, respect and ample notification to ease personal transitions.
If positions are eliminated, will employees receive severance packages? If so, how will severance be calculated and when will it be paid?
Severance packages will be offered to employees. Union employees will receive severance packages in accordance with their current union contract. We do not have any further details at this time.
If I leave VALOR prior to the merger, will I receive any severance?
All components of the severance plan will be determined and announced at a later date.
Will job search assistance or job placement counseling services be made available to employees?
All components of the severance plan will be determined and announced at a later date.
Will employees be allowed to take time off from work for job interviews and not have to utilize PTO?
All components of the severance plan will be determined and announced at a later date.
If an employee is asked to remain and assist with the transition process, will there be a separate incentive compensation package, since the employee will be foregoing a job search?
All components of the severance plan will be determined and announced at a later date.
Will VALOR employees be offered jobs at NewCo? If so, how do they apply for jobs?
At this time, we don’t know.
How does NewCo intend to communicate with employees in the newly acquired areas? When/how will this occur?
The new management team, led by the new Chief Executive Officer Jeff Gardner, from Alltel, has followed a consistent practice of meeting quickly with employees of newly merged companies. Management will work with VALOR to set up meetings as soon as possible at sites convenient to employees.
Will VALOR still hold its 2005 Circle of Excellence trip?
At this time, the 2005 Circle of Excellence trip will continue as planned in February 2006.

Will VALOR employees receive their annual bonuses?
Bonuses for 2005 will be paid if VALOR meets its 2005 business performance objectives. All benefits and incentives will remain in place until the transaction closes, which is expected in mid-2006.
Will the 2006 bonus plan be prorated until the date of the merger?
Bonuses will be paid in accordance with the bonus plan, subject to Board approval. The 2006 bonus plan will be announced in the first quarter of 2006.
Will benefits change?
Once the transaction has been completed and the integration takes place, enrollment and benefit information will be communicated to employees. Until that happens, existing benefits will remain in place.
Will VALOR continue to match 401(k) contributions for employees for the period prior to the merger close?
The VALOR 401(k) match will continue according to the current 401(k) plan.
Will the 401(k) match only apply if a VALOR employee stays until the merger is completed, or will it apply if an employee leaves prior to that date?
All components of the severance plan will be determined and announced at a later date.
Since year-end performance evaluations are used to determine pay increases that become effective July 1st, do we still need to complete 2005 performance evaluations? If so, when will the pay increases be effective?
Yes, VALOR employees must complete the 2005 performance evaluation process. At this time we don’t know how the transition will affect pay increase processes in 2006.
Since employee PTO is based on the service schedule outlined in HR policies, how will 2006 PTO be determined? Will employees be entitled to all current allocated PTO on January 1, 2006?
At this time, we will continue with the same VALOR PTO policies. Issues regarding employee policies and procedures will be addressed during the transition process.
Will VALOR employees be paid for unused PTO upon their severance?
All components of the severance plan will be determined and announced at a later date.
Will labor union contracts be affected?
The current labor union contracts should not be affected. VALOR management is already communicating with union representatives to explain the reasons for the merger.
Will VALOR continue its corporate giving and employee volunteer activities?
At this time, VALOR will continue its corporate giving and employee volunteer activities.

What will happen to my VALOR stock?
You will not have to turn in the VALOR stock. It will continue to trade on the NYSE under the ticker symbol “VCG.” After the transaction closes and the branding strategy is determined, the ticker symbol could change to conform with the new branding strategy.
How do I respond if a vendor or reporter contacts me with questions about the merger?
Please remember that employees should not comment on the merger to vendors or reporters. If a reporter contacts you, please ask the reporter to contact Cynthia Cordova at 496-420-2536. Or, if you receive a message from a reporter, please send the reporter’s contact information to Cynthia at ccordova@valortelecom.com.
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